Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December 23 2015 Common Preferred shareholders voted as indicated below

PIMCO New York Municipal Income Fund

Re-election of Alan Rappaport Class I to serve until the
annual meeting for the 2018 fiscal year
Affirmative  Withheld Authority
6793547      353843
Re-election of Hans W. Kertess* Class I to serve until
the annual Meeting for the 2018 fiscal year
1496         73
Re-election of William B Ogden IV Class I to serve until
the annual Meeting for the 2018 fiscal year
6793547      353843

The other members of the Board of Trustees at the time of the meeting namely Messrs James A Jacobson
Bradford K Gallagher John C Maney and Craig A Dawson and
Ms Deborah A DeCotis continued to serve as Trustees of the Fund
*Preferred Share Trustee